Exhibit 99.1

Adagene Announces that Third Arc Bio Has Selected First Lead Candidate under Amended Strategic Collaboration for Development of Masked CD3 T Cell Engagers Utilizing SAFEbody® Technology

Amended terms of agreement include a transition to an integrated asset and technology partnership.

SAN DIEGO, Calif., SUZHOU, China, September 10, 2026 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies today announced that Third Arc Bio, Inc. (“Third Arc Bio”) selected the first lead candidate under the amended strategic licensing agreement. The agreement was established in November 2025, under which Third Arc Bio utilizes Adagene’s NEObody® and SAFEbody® technology platform to generate masked CD3 T cell engagers against unique epitopes of tumor-associated antigens.

Under the amended terms of the agreement, the companies have broadened the scope of the collaboration. In addition to selecting the first lead candidate, Third Arc Bio will also sponsor and fund the clinical development of such program. In recognition of this broadened scope, the total potential payments (including development and commercial-based milestones) payable to Adagene under the collaboration have increased. Adagene continues to hold a no-cost option to develop and commercialize the candidate molecules in Greater China, Singapore and South Korea.

"We are pleased with the progress of this collaboration and the first lead selection. We look forward to delivering transformational therapies to patients through this highly productive partnership." said Peter Lebowitz, M.D., Ph.D., Chief Executive Officer of Third Arc Bio.

“We are proud to deepen our partnership with Third Arc Bio, a world class team with a track record of bringing innovative medicines including T cell engagers from discovery to commercialization for patients globally.” said Peter Luo, Ph.D., Chairman, President of R&D and Chief Executive Officer of Adagene.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody® precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, muzastotug (ADG126), is a masked, anti-CTLA-4 SAFEbody with FDA Fast Track designation that targets a unique epitope of CTLA-4 in regulatory T cells (Tregs) in the tumor microenvironment. Muzastotug is currently in Phase 1b/2 and Phase 2 clinical studies in combination with anti-PD-1 therapy, particularly focused on microsatellite stable (MSS) metastatic colorectal cancer (CRC). Validated by ongoing clinical research, the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multi-specific T cell engagers.

For more information, please visit: https://investor.adagene.com.

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NEObody® is a registered trademark in the United States, China, Australia, Japan, Singapore, Switzerland, Korea, United Kingdom and the European Union. SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, including statements regarding expected clinical development plans. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the underlying drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Contacts:

Raymond Tam
raymond_tam@adagene.com

Corey Davis
LifeSci Advisors
cdavis@lifesciadvisors.com

Media Contact:

Ian Stone

LifeSci Communications

istone@lifescicomms.com

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